Exhibit 99.3

Deutsche Bank

Deutsche Bank

4Q2014 results

29 January 2015

Exhibit 99.2

Key Group financial highlights
In EUR bn, unless otherwise stated

		Group		Core Bank[1]	
		4Q2014	4Q2013	**4Q2014**	4Q2013
Profitability	Income before income taxes	**0.3**	(1.8)	**0.9**	(0.5)
	Net income	**0.4**	(1.4)	**n.a.**	n.a.
	Diluted EPS (in EUR)	**0.31**	(1.26)	**n.a.**	n.a.
	Post-tax return on average active equity	**2.6%**	(9.8)%	**6.3%**	(7.2)%
	Cost / income ratio (reported)	**92.1%**	115.9%	**84.6%**	101.3%
	Cost / income ratio (adjusted)[2]	**76.7%**	85.4%	**72.9%**	76.0%
		FY2014	FY2013	**FY2014**	FY2013
	Income before income taxes	**3.1**	1.5	**6.0**	4.9
	Net income	**1.7**	0.7	**n.a.**	n.a.
	Diluted EPS (in EUR)	**1.31**	0.62	**n.a.**	n.a.
	Post-tax return on average active equity	**2.7%**	1.2%	**6.7%**	5.9%
	Cost / income ratio (reported)	**86.7%**	89.0%	**78.4%**	80.3%
	Cost / income ratio (adjusted)[2]	**74.4%**	72.5%	**69.5%**	67.9%
		31 Dec 2014	30 Sep 2014		
Balance sheet	Total assets IFRS	**1,718**	1,709		
	Leverage exposure (CRD4)[3]	**1,445**	1,526		
	Risk-weighted assets (CRD4, fully loaded)	**394**	402		
	Tangible book value per share (in EUR)	**38.53**	37.37		
Regulatory Ratios (CRD4)	Common Equity Tier 1 ratio (phase-in)	**15.2%**	14.7%		
	Common Equity Tier 1 ratio (fully loaded)	**11.7%**	11.5%		
	Leverage ratio (fully loaded)	**3.5%**	3.2%		

Note: Numbers may not add up due to rounding
(1) Core Bank includes CB&S, PBC, GTB, AWM, and C&A
(2) Adjusted cost base divided by reported revenues
(3) According to revised CRR/CRD4 rules

Deutsche Bank
Investor Relations

4Q2014 results
29 January 2015

financial transparency.

2

Agenda

1 Key current themes

Capital / Leverage Costs Litigation

2 Group results

3 Segment results

Deutsche Bank Investor Relations

4Q2014 results

29 January 2015

financial transparency.

Capital: Common Equity Tier 1 and RWA development

CRD4, fully loaded

Common Equity Tier 1 capital

In EUR bn

11.5%

0.4

0.1

46.0

0.4

46.1

(0.3)

(0.3)

(0.3)

30 Sep(1) 2014

11.7%

Net (2)

Income

Dividend Accrual

Equity Comp

Intangible Assets

Other

FX

Effect

31 Dec(1) 2014

RWA

In EUR bn

4.4

401.5

2.1

(9.8)

4.0

394.0

(8.3)

30 Sep 2014

FX effect

Credit risk

CVA (3)

Market risk

Operational risk

31 Dec 2014

xx Common Equity Tier 1 Ratio

Note:

Figures may not add up due to rounding differences

(1)

CRD4/CRR rule interpretation still subject to ongoing issuance of EBA technical standards, etc. Totals do not include capital deductions in relation to additional valuation adjustments since the final draft technical standard published by EBA is not yet adopted by the European Commission

(2)

Net income attributable to Deutsche Bank shareholders

(3)

Credit Valuation Adjustments

Deutsche Bank Investor Relations

4Q2014 results

29 January 2015

financial transparency.

Leverage: Strong de-leveraging

CRD4, fully-loaded

4Q2014 (revised rules)

CRD4 Exposure

FX

Movements (net of FX)

x% Leverage ratio, fully loaded

3.2%

3.5%

FX neutral EUR (104) bn

1,526

23

(13)

(16)

(55)

(3)

(16)

1,445

30 Sep 2014

FX

NCOU

Off B/S

Deriv&SFT

Trading Inv.

Cash, Coll. Other

31 Dec 2014

Note: Numbers may not add up due to rounding

Deutsche Bank Investor Relations

4Q2014 results

29 January 2015

financial transparency.

Capital/Leverage: Disciplined resource management but headwinds remain

Events in the quarter

—

Successful issuance of USD 1.5 bn Additional

Tier 1 capital and strong de-leveraging

—

Strict RWA discipline enforced to off-set

methodology / policy driven increases

—

EUR 13 bn methodology / policy driven risk-

weighted asset increases in the fourth quarter

include:

—

EUR 7 bn risk-weighted assets increase from

implementation of more granular benchmark

model required for CVA(1)

—

EUR 4 bn risk-weighted assets add-on taken

in light of ongoing supervisory discussion on

Incremental Risk Charge calculation

requirements

Outlook

Further headwinds expected from:

—

EBA Regulatory Technical Standards, e.g.

Prudent Valuation: Potential EUR 1.5 – 2.0 bn

capital impact

Impact from industry wide litigation settlements

and continued regulatory focus on operational

risks

—

Single Supervisory Mechanism / ECB, e.g.

— Harmonization of regulatory treatments across

Euro-countries

—

Continued review of RWA measurement on Basel

level (e.g. fundamental trading book review, risk-

weighted assets / capital floors, etc.)

(1) Credit Valuation Adjustment, implementation of Commission Delegated Regulation (EU) No 526/2014

Deutsche Bank Investor Relations

4Q2014 results

29 January 2015

financial transparency.

Cost: Reported and adjusted
In EUR bn



Non-Compensation and benefits
Compensation and benefits
6.6
6.9
7.2
7.6
3.1
3.7
4.3
4.9
3.5
3.2
2.9
2.7
6.5
6.7
7.3
7.2
3.1
3.7
4.1
4.2
3.3
3.0
3.2
3.0
28.4
27.7
16.1
15.2
12.3
12.5
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
FY
FY
2013
2014
2013
2014

	1Q 2013	2Q 2013	3Q 2013	4Q 2013	1Q 2014	2Q 2014	3Q 2014	4Q 2014	FY 2013	FY 2014
Adj. cost base (in EUR m)	**6,034**	**5,910**	**5,600**	**5,604**	**5,992**	**5,723**	**6,043**	**6,010**	**23,147**	**23,768**
excludes:										
Cost-to-Achieve	224	357	242	509	310	375	253	363	1,331	1,301
Litigation	132	630	1,163	1,111	0	470	894	207	3,036	1,571
Policyholder benefits and claims	192	(7)	171	104	52	80	77	80	460	289
Other severance	10	42	14	2	27	16	40	35	69	118
Remaining (1)	31	17	24	277	85	29	23	517	350	654
CIR (adjusted) (2)	64%	72%	72%	85%	71%	73%	77%	77%	73%	74%
Compensation ratio	38%	39%	38%	41%	40%	38%	41%	38%	39%	39%

Note: Figures may not add up due to rounding differences

(1) Includes smaller specific one-offs and impairments; 4Q2013 includes impairment of goodwill and intangibles of EUR 79 m and a significant impact from correction of historical internal cost allocation; 1Q2014 includes impairment in NCOU; 2Q2014 – 4Q2014 include charges from loan processing fees (EUR 32 m 2Q2014, EUR 38 m 3Q2014, EUR 330 m 4Q2014); 4Q2014 includes recovery of goodwill and intangibles of EUR 83 m and EUR ~200 m Maher impairment in NCOU

(2) Adjusted cost base divided by reported revenues

Deutsche Bank
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4Q2014 results
29 January 2015

financial transparency.

7

Cost: Update on Operating Cost and OpEx Development

4Q2014 vs. 4Q2013

In EUR bn

Key drivers:

— Establishing new control function capabilities

— Integrating platforms and enhancing end-to-end (E2E) processes

— Strengthening our regulatory framework

— Change in compensation structure in anticipation of CRD4(1)

0.3

6.0

0.3

5.6

0.1

0.0

0.2

(0.4)

0.2

Adj. Cost base 4Q2013

OpEx savings

FX

CRD 4 rel. change in comp structure

Specific reg.one-off charges in 4Q2014

Reg. demands and rel. platform improvement projects

Other

Adj.cost base 4Q2014

OpEx program to date

In EUR bn

2014

2012/13

Invested/ achieved

2014 target

4.0

1.2

1.8

3.0

Cumulative CtA

4.5

1.3

2.1

3.3

2014 target

Cumulative

Savings

Note:

Figures may not add up due to rounding differences

(1)

FY2014 impact EUR 0.3 bn

Deutsche Bank Investor Relations

4Q2014 results

29 January 2015

financial transparency.

Cost: FY2014 Cost Development marked by substantial regulatory induced cost increases

FY2014 vs. FY2013

Adjusted Cost Base, in EUR bn



1.9
23.1
(1.3)
0.2
0.3
0.2
0.8
0.4
23.8
A
B+C
Adj. Cost base FY 2013
OpEx Savings
FX
CRD 4 rel. change in comp structure
Specific reg.one-off charges
Reg. demands and rel. platform improvement projects
Other
Adj.cost base FY 2014

Key Drivers

A Temporary / one-off	— CRD 4 related change in compensation structure — Specific reg. one-off charges	~ 0.5
B Project type expense	— IT projects for implementing reg. requirements / remediation — Other non-comp. cost charges related to reg. induced topics	~ 0.4
C Ongoing/ permanent	— Headcount growth to meet increased regulatory demand — Bank levy increase	~ 0.4
FX/ Other	— FX movements	~ 0.2
	— Investment in Operating Businesses (e.g. strategic hires) — Mandatory pay rise	~ 0.4
Total		1.9

Note: Figures may not add up due to rounding differences

Deutsche Bank
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4Q2014 results
29 January 2015
financial transparency.
9

Litigation: Update

In EUR bn

Litigation reserves

3.0 3.2

30 Sep 2014

31 Dec 2014

Slight increase of net litigation

reserves reflecting no major events

in the quarter

There continues to be significant

uncertainty as to the timing and

size of potential impacts

Contingent liabilities

1.9

1.7

30 Sep 2014

31 Dec 2014

This includes possible obligations where an estimate can be made and outflow is more than remote but less than probable with respect to material and significant matters disclosed in our financial reporting

Mortgage repurchase demands/reserves

In USD

Demands Reserves

30 Sep 2014

31 Dec 2014

Treated as negative revenues in NCOU

Deutsche Bank Investor Relations

4Q2014 results

29 January 2015

financial transparency.

Agenda

1 Key current themes

2Group results

3 Segment results

Deutsche Bank Investor Relations

4Q2014 results

29 January 2015

financial transparency.

Net revenues

In EUR bn

9.4

1Q

8.2

2Q

7.7

3Q

6.6

4Q

2013

8.4

1Q

7.9

2Q

7.9

3Q

7.8

4Q

2014

31.9

FY

32.0

FY

2013 2014

Contribution to Group revenues ex Consolidation & Adjustments by business segment(1):

CB&S

PBC

GTB

Deutsche AWM

NCOU

47%

25%

11%

13%

5%

43%

29%

12%

12%

3%

37%

29%

13%

16%

5%

36%

35%

14%

17%

(2)%

47%

28%

12%

12%

1%

44%

30%

13%

14%

(1)%

40%

30%

13%

16%

0%

38%

31%

13%

16%

2%

41%

29%

12%

14%

3%

42%

30%

13%

15%

1%

(1) Figures may not add up due to rounding differences

Deutsche Bank Investor Relations

4Q2014 results

29 January 2015

financial transparency.

Provision for

In EUR m

Cost of Risk(1)

Core Bank Non-Core Operations Unit Cost of Risk Deutsche Bank Group(1) Cost of Risk Core Bank(1)

0.80% 0.70% 0.60% 0.50% 0.40% 0.30% 0.20% 0.10%

2,065

818 0

1,134

259 725 473 512 354 319 369 1,246 246 250 269 174 239

87 42 131 874 407 67 19 267 299 273 230 227 237

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q FY 2013 FY 2014

2013 2014

CB&S 51 26 43 70 16 44 33 9 189 103 -2 -4 GTB 92 79 58 86 24 47 43 42 315 156 -6 PBC -8 111 194 171 243 140 145 150 187 719 622

Note: Divisional figures do not add up due to omission of Deutsche AWM; figures may not add up due to rounding differences (1) Provision for credit losses annualized in % of total loan book

Deutsche Bank Investor Relations

4Q2014 results

29 January 2015

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Profitability

Income before income taxes

In EUR bn

1.5

2.4

0.8

0.0

(1.8)

1Q 2Q 3Q 4Q

2013

3.1

1.7

0.9

0.3 0.3

1Q 2Q 3Q 4Q

2014

Net income

In EUR bn

0.7

1.7

0.3 0.1

(1.4)

1Q 2Q 3Q 4Q

2013

1.7

1.1

0.2 0.4

(0.1)

1Q 2Q 3Q 4Q

2014

Post-tax return on equity(1)

12% 2% 0% (10)%

FY2013: 1.2%

8% 2% (1)% 3%

FY2014: 2.7%

Effective tax rate

31% 58% (183)% 23%

FY2013: 53.2%

34% 74% 134% (75)%

FY2014: 45.7%

(1) Annualized, based on average active equity

Deutsche Bank Investor Relations

4Q2014 results

29 January 2015

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4Q2014 Core Bank adjusted IBIT
In EUR bn



4Q2014 Group reported IBIT to Core Bank adjusted IBIT:
EUR 1.1 bn
0.3
0.7
0.9
0.1
0.4
0.0
(0.1)
1.4
1.4
4Q2014 Group reported IBIT
NCOU
Core Bank reported IBIT
Litigation(1)
Investing in our platform(2)
CVA / DVA / FVA(3)
Impairment of Goodwill & Intang.
4Q2014 Core Bank adjusted IBIT
4Q2013 Core Bank adjusted IBIT

Note: Figures may not add up due to rounding differences
(1) Core Bank-related litigation
(2) CtA related to Operational Excellence program / restructuring and other severances
(3) CVA (Credit Valuation Adjustment in CB&S): Adjustments made for mark-to-market movements related to mitigating hedges for Capital Requirements Regulation / Capital Requirements Directive 4 risk-weighted assets arising on CVA; DVA (Debt Valuation Adjustment in CB&S): Incorporating the impact of own credit risk in the fair value of derivative contracts; FVA (Funding Valuation Adjustment in CB&S, NCOU, C&A): Incorporating market-implied funding costs for uncollateralized derivative positions

Deutsche Bank
Investor Relations
4Q2014 results
29 January 2015
financial transparency.
15

Agenda

1 Key current themes

2 Group results

3 Segment results

Deutsche Bank

4Q2014 results

Investor Relations

29 January 2015

financial transparency.

Corporate Banking & Securities

Income before income taxes

In EUR m


3,158
3,266
1,908
758
361
132
1,492
885
374
516
1Q
2Q
3Q
4Q
2013
1Q
2Q
3Q
4Q
2014

	1Q 2013	2Q 2013	3Q 2013	4Q 2013	1Q 2014	2Q 2014	3Q 2014	4Q 2014
CtA	(102)	(20)	(75)	(117)	(111)	(161)	(69)	(84)
CVA / DVA / FVA	137	(88)	(75)	(175)	7	(114)	(173)	(19)

Note: Figures may not add up due to rounding differences

(1) 4Q2014 revenues include EUR 18 m of CVA losses (loss of EUR 149 m in 4Q 2013 and gain of EUR 42 m in 3Q2014) relating to RWA mitigation efforts. 4Q2014 revenues also include EUR 7 m of DVA gains (loss of EUR 110 m in 4Q 2013 and loss of EUR 28 m in 3Q2014), and EUR 9 m FVA losses in 4Q2014 (gain of EUR 85 m in 4Q 2013 and loss of EUR 130 m in 3Q 2014)

(2) Based on average active equity

Key features

In EUR m	**4Q14**	4Q13	3Q14	**FY14**	FY13
Revenues[(1)]	**2,988**	2,500	3,147	**13,742**	13,526
Prov. for credit losses	**(9)**	(70)	(33)	**(103)**	(189)
Noninterest exp.	**(2,461)**	(2,303)	(2,737)	**(10,348)**	(10,162)
IBIT	**516**	132	374	**3,266**	3,158
CIR	**82%**	92%	87%	**75%**	75%
Post-tax RoE[(2)]	**5.9%**	(4.7)%	3.4%	**8.9%**	9.1%

- Solid CB&S performance in both 4Q and FY2014 driven by higher revenues across Sales and Trading and Origination & Advisory
- 4Q2014 costs higher y-o-y as regulatory required spend, platform enhancements and impact of CRD4 pay-mix adjustments more than offset progress on OpEx cost reductions
- Strong reported IBIT generation of EUR 0.5 bn
- Excluding litigation and costs to achieve FY2014 CIR of 68% and post-tax RoE of 12%

Deutsche Bank
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29 January 2015
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17

Sales & Trading revenues

Revenues

Debt S&T, in EUR m


6,806
6,841
2,717
1,823
1,248
1,017
2,433
1,826
1,435
1,147
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q

Note: Prior periods have been restated for commodities transfer

Equity S&T, in EUR m


2,737
2,928
766
787
643
541
772
698
729
728
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
2013
2014

Key features

Debt Sales & Trading

- FY 2014 Debt S&T revenues flat y-o-y despite difficult trading conditions
- #1 in overall Global Fixed Income market share by Greenwich Associates for the 5th year in a row
- 4Q2014 FX revenues higher y-o-y driven by increased volatility versus difficult trading conditions in 4Q2013
- Rates revenues significantly lower y-o-y in 4Q2014 driven by FVA impact and weaker revenues in Europe, partly offset by better performance in North America
- 4Q2014 Flow Credit and Distressed Product revenues significantly lower y-o-y, partly driven by weaker revenues in North America
- RMBS revenues significantly higher y-o-y versus a difficult 4Q2013
- Credit Solutions revenues in 4Q2014 higher y-o-y driven by robust performance in North America and APAC
- Global Liquidity Management 4Q2014 revenues stable y-o-y

Equity Sales & Trading

- FY 2014 revenues up 7% with good performance during the year
- 4Q2014 Cash Equities revenues stable y-o-y
- Equity Derivatives revenues significantly higher y-o-y due to strength in Corporates and robust performance across regions, notably in Asia
- Prime Finance revenues significantly higher y-o-y driven by increased client balances

Note: 4Q2014 Sales and Trading revenues include EUR 18 m of CVA losses relating to RWA mitigation efforts, of which EUR 17 m were included in S&T Debt and EUR 1 m in S&T Equities revenues. Sales and Trading revenues also include EUR 11 m of FVA losses, of which EUR 13 m were included in S&T Debt and negative EUR 2 m in S&T Equities revenues

Deutsche Bank
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18

Origination & Advisory

Revenues



In EUR m
Advisory
Origination
2,769
2,868
674
69
605
737
116
621
656
155
502
701
140
561
625
107
518
811
130
681
691
155
536
741
188
553
1Q
2Q
3Q
4Q
2013
1Q
2Q
3Q
4Q
2014

Note: Rankings and market share refer to Dealogic; figures may not add up due to rounding differences

Key features

Overall

- 4Q2014 revenues up 6% y-o-y as higher DCM and Advisory revenues partially offset by lower ECM revenues
- #5 in global Corporate Finance in FY2014 with record market share globally and in EMEA
- In FY2014, DB saw the largest y-o-y market share gain of any of its competitors and improved or maintained share in 14 of the top 20 global fee pools

Advisory

- 4Q2014 revenues significantly higher y-o-y driven by increased fee pools and market share
- Significant increase in FY2014 market share reflecting market share gains across all regions, except Japan

Equity Origination

- 4Q2014 revenues significantly lower y-o-y, partly driven by lower fee pool
- FY2014 revenues up y-o-y due to higher fee pools in EMEA and APAC

Debt Origination

- 4Q2014 revenues higher y-o-y driven by strong performance in EMEA
- #3 in global DCM and #2 in global High Yield in FY2014
- Awarded 'US Debt House of the Year' by IFR and 'European DCM House' by Financial News/WSJ

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29 January 2015

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19

Private & Business Clients

Income before income taxes

In EUR m



Charges from loan processing fees
483
507
347
218
520
32
403
38
356
330
55
1Q
2Q
3Q
4Q
1Q
2Q
3Q
4Q
2013
2014

CtA[2]	1Q	2Q	3Q	4Q
2013	(84)	(133)	(83)	(252)
2014	(107)	(94)	(98)	(211)

Key features

In EUR m	4Q14	4Q13	3Q14	FY14	FY13
Revenues	**2,404**	2,393	2,392	**9,639**	9,550
Prov. for credit losses	**(187)**	(243)	(150)	**(622)**	(719)
Noninterest exp.	**(2,162)**	(1,932)	(1,886)	**(7,682)**	(7,276)
IBIT	**55**	218	356	**1,335**	1,555
CIR	**90%**	81%	79%	**80%**	76%
Post-tax RoE[1]	**1.5%**	(0.4)%	6.2%	**6.1%**	6.5%

- Strong revenue growth y-o-y in investment products & insurances partly offset by lower deposit revenues
- Credit loss provisions slightly increased vs prior quarter, largely due to portfolio recalibrations, outlook remains stable
- Noninterest expenses significantly burdened by charges from loan processing fees
- Adjusted for CtA and loan processing fee charges full year IBIT up 7% y-o-y
- Net new money into securities accounts of EUR 7 bn – highest inflows over the last decade, successful deposit campaigns over EUR 7 bn concluded

Note: Figures may not add up due to rounding differences
(1) Based on average active equity
(2) Includes CtA related to Postbank integration and other OpEx measures

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Private & Business Clients: Profit by business unit

Income before income taxes, in EUR m

Cost-to-Achieve(1) Loan processing fees

Private & Commercial Banking Postbank Advisory BankingInternational

48 32 14

63 19 11

18 14 9

59 17 1 5 6

51 17 11 41

70 25 18

21 211 119

53 155 204 204 86 188 204 209 177 161 155 164 181 126 70 145 135 146 128 118 95 117

74 52

21 40 100 97 (59) (95)

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q

2013 2014 2013 2014 2013 2014

— Revenues increased and Credit loss — Lower credit loss provisions y-o-y, — Continued positive development provisions decreased y-o-y, yet IBIT IBIT significantly burdened by loan

— Y-o-y increase largely reflecting the significantly burdened by loan processing fee charges as well benefit from a sale and lease back processing fee charges transaction

(1) Includes CtA related to Postbank integration and other OpEx measures, post-minorities

Deutsche Bank 4Q2014 results financial transparency. 21 Investor Relations 29 January 2015

Global Transaction Banking

Income before income taxes



In EUR m
Impairment of goodwill and other intangible assets
318
324
380
143 (2)
(57)
86
367
228
338
265
1Q 2Q 3Q 4Q
2013
1Q 2Q 3Q 4Q
2014
CtA
(7) (23) (18) (61)
(19) (32) (23) (23)

Key features

In EUR m	4Q14	4Q13	3Q14	FY14	FY13
Revenues	**1,045**	976	1,039	**4,146**	4,069
Prov. for credit losses	**(42)**	(86)	(43)	**(156)**	(315)
Noninterest exp.	**(738)**	(805)	(657)	**(2,791)**	(2,648)
IBIT	**265**	86	338	**1,198**	1,107
CIR	**71%**	82%	63%	**67%**	65%
Post-tax RoE (1)	**12.4%**	(4.3)%	14.1%	**13.5%**	12.6%

- Strong y-o-y revenue development supported by a positive trend in Asia and Americas in continued difficult market conditions with remaining low interest rates and margins
- Provisions for credit losses below 4Q2013 which included a single client credit event in Trade Finance
- 4Q2014 noninterest expenses decreased y-o-y primarily driven by lower costs related to the execution of the Strategy 2015+, i.e. lower OpEx related investments and impairments
- Awarded as '2014 Greenwich Quality Leader in Large Corporate Trade Finance (four markets)'[(3)], 'No. 1 Cash Manager for Non-financial Institutions (four markets) and No. 1 Euro & Dollar Institutional Cash Management Provider (three markets)'[(4)]

Note: Figures may not add up due to rounding differences
(1) Based on average active equity
(2) IBIT adjusted for impairment of goodwill and other intangible assets
(3) Greenwich Associates 2014 Awards, November 2014
(4) Euromoney Cash Management Survey 2014, October 2014

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22

Deutsche Asset and Wealth Management

Income before income taxes



In EUR m
Impairment/recovery of goodwill and other intangible assets
219
80
283
214(3)
(14)
200
169
204
288
365(3)
83
1Q 2Q 3Q 4Q
1Q 2Q 3Q 4Q
2013
2014
CtA
(14) (171) (60) (73)
(56) (82) (65) (31)

Key features

In EUR m	4Q14	4Q13	3Q14	FY14	FY13
Revenues	**1,242**	1,185	1,267	**4,710**	4,735
Prov. for credit losses	**0**	(9)	(1)	**7**	(23)
Noninterest exp.	**(874)**	(975)	(977)	**(3,686)**	(3,929)
IBIT	**365**	200	288	**1,027**	782
Invested assets [1]	**1,039**	923	1,006	**1,039**	923
Net new money [1]	**10**	(9)	17	**40**	(13)
Post-tax RoE [2]	**14.8%**	3.5%	11.3%	**10.5%**	7.8%

- AWM reached a strong pre-tax profit of EUR 365m in the quarter and EUR 1.0 bn for the full year. IBIT in 4Q2014 benefitted from a partial reversal of intangible write-downs for Scudder of EUR 83m reflecting the strengthening of the franchise
- Net new asset inflows continued for the fourth consecutive quarter amounting to EUR 10 bn. Invested assets totaled EUR 1 trillion at year-end, up 13% y-o-y.
- Revenues ex Abbey Life gross-up increased by 8% y-o-y mainly from strong alternative business and solid performance in WM offerings in all regions
- Non-interest expenses, excluding CtA, litigation, and policyholder benefits and claims and Scudder, are up over 10% y-o-y as savings from the efficiency program were offset by strategic hiring and one-off effects in compensation line relating to CRD4 and pension changes

Note: Figures may not add up due to rounding differences
(1) In EUR bn
(2) Based on average active equity
(3) IBIT adjusted for impairment /recovery of goodwill and other intangible assets

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29 January 2015
financial transparency.
23

Non-Core Operations Unit

Income before income taxes

In EUR m

(258)

(672) (532) (580) (690) (1,049) (1,199) (1,272)

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q

2013 2014

Note: Figures may not add up due to rounding differences (1) Based on average active equity (2) In EUR bn (3) Fully loaded

Key features

In EUR m 4Q14 4Q13 3Q14 FY14 FY13 Revenues 161 (157) 20 211 964 Prov. for credit (131) (319) (42) (259) (818) losses Noninterest exp. (722) (799) (1,026) (2,804) (3,550) IBIT (690) (1,272) (1,049) (2,851) (3,402)

(1)

Post-tax RoE (24.6)% (24.6)% (35.3)% (24.7)% (19.3)% RWA(2)(3) 59 59 60 59 59

(2)(4)

Total assets IFRS 39 64 45 39 64

— Reduction in IFRS assets of EUR 6 bn in 4Q2014

— RWA decrease includes EUR 4 bn from derisking, mainly offset by model impacts

— Revenue includes derisking gains and is driven by one-off events in each quarter

— Noninterest expenses lower due to timing of litigation, includes specific asset impairment

— Credit losses primarily from European real estate and consumer exposures

Deutsche Bank 4Q2014 results financial transparency. 24 Investor Relations 29 January 2015

Consolidation & Adjustments

Income before income taxes

In EUR m

(43) (153) (255)(205) (223) (258) (336)

(1,131)

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q

2013 2014

Note: Figures may not add up due to rounding differences

(1) Valuation and Timing (V&T): reflects the effects from different accounting methods used for management reporting and IFRS

Key features

In EUR m 4Q14 4Q13 3Q14 FY14 FY13 IBIT (258) (1,131) (43) (859) (1,744) thereof V&T differences(1) (23) 4 (249)

(29) (172)

FVA 18 (276) 36 (66) (276) Spreads for capital (84) (86) (82) (336) (328) instruments Bank levies (221) (132) (40) (342) (197) Remaining 58 (614) 40 57 (694)

— Lower losses in C&A compared to 4Q2013 and FY2013 largely due to the non-recurrence of major litigation charges and FVA losses which resulted from the first time inclusion in 2013

— FY2014/4Q2014 bank levies up vs. prior year ear

— FY2014 V&T differences reflect reduced volatility in USD/EUR cross-currency basis spreads and DB‘s own credit spread vs. prior year

Deutsche Bank 4Q2014 results financial transparency. 25 Investor Relations 29 January 2015

Deutsche Bank

Appendix

Appendix: Table of Contents

IBIT detail 28 NCOU Details 33 Total assets (CRD4) 36 CRD4 – Leverage Exposure and risk weighted assets 37 Loan book 38 Impaired loans 40 Value-at-Risk 41 Funding 42 Number of shares 43 Invested assets 44 Group headcount 47

Deutsche Bank 4Q2014 results financial transparency. 27 Investor Relations 29 January 2015

4Q2014: IBIT detail

4Q2014

In EUR m IBIT reported CtA Litigation CVA / DVA / FVA Other(1) IBIT adjusted CB&S 516 (84) (42) (19) (11) 672 PBC 55 (211) (0) 0 (14) 281 GTB 265 (23) (18) 0 (5) 311 AWM 365 (31) (13) 0 80 328 C&A (258) (7) (30) 18 (3) (236) Core Bank 943 (356) (103) (1) 47 1,356 NCOU (690) (7) (104) (8) (194) (378) Group 253 (363) (207) (9) (147) 978

Note: Figures may not add up due to rounding differences

(1) Includes other severance and impairment of goodwill & intangibles

Deutsche Bank 4Q2014 results financial transparency. 28 Investor Relations 29 January 2015

4Q2013: IBIT detail

4Q2013

In EUR m IBIT reported CtA Litigation CVA / DVA / FVA Other(1) IBIT adjusted CB&S 132 (117) (292) (175) 2 714 PBC 218 (252) 0 0 (2) 472 GTB 86 (61) (11) 0 (60) 217 AWM 200 (73) (56) 0 (14) 343 C&A (1,131) 8 (530) (276) (4) (329) Core Bank (496) (494) (889) (451) (78) 1,416 NCOU (1,272) (15) (222) (169) (3) (864) Group (1,768) (509) (1,111) (619) (81) 552

Note: Figures may not add up due to rounding differences

(1) Includes other severance and impairment of goodwill & intangibles

Deutsche Bank 4Q2014 results financial transparency. 29 Investor Relations 29 January 2015

FY2014: IBIT detail

31 Dec 2014

In EUR m IBIT reported CtA Litigation CVA / DVA / FVA Other(1) IBIT adjusted CB&S 3,266 (425) (586) (299) (46) 4,622 PBC 1,335 (511) (0) 0 (23) 1,869 GTB 1,198 (97) (113) 0 (12) 1,420 AWM 1,027 (234) (37) 0 73 1,225 C&A (859) (1) (38) (66) (27) (727) Core Bank 5,967 (1,268) (775) (365) (35) 8,410 NCOU (2,851) (33) (796) 29 (194) (1,856) Group 3,116 (1,301) (1,571) (336) (229) 6,553

Note: Figures may not add up due to rounding differences

(1) Includes other severance and impairment of goodwill & intangibles

Deutsche Bank 4Q2014 results financial transparency. 30 Investor Relations 29 January 2015

FY2013: IBIT detail

31 Dec 2013

In EUR m IBIT reported CtA Litigation CVA / DVA / FVA Other(1) IBIT adjusted CB&S 3,158 (313) (1,142) (201) (26) 4,841 PBC 1,555 (552) (1) 0 (15) 2,123 GTB 1,107 (109) (11) 0 (63) 1,290 AWM 782 (318) (50) 0 (20) 1,170 C&A (1,744) 7 (536) (276) (20) (919) Core Bank 4,858 (1,287) (1,740) (477) (143) 8,505 NCOU (3,402) (45) (1,296) (169) (5) (1,888) Group 1,456 (1,331) (3,036) (646) (148) 6,617

Note: Figures may not add up due to rounding differences

(1) Includes other severance and impairment of goodwill & intangibles

Deutsche Bank 4Q2014 results financial transparency. Investor Relations 29 January 2015

F2014 Core Bank adjusted IBIT
In EUR bn



FY2014 Group reported IBIT to Core Bank adjusted IBIT:
EUR 5.3 bn
3.1
2.9
6.0
0.8
1.4
0.4
(0.1)
8.4
8.5
FY2014 Group reported IBIT
NCOU
Core Bank reported IBIT
Litigation(1)
Investing in our platform (2)
CVA / DVA / FVA(3)
Impairment of Goodwill & Intang.
FY2014 Core Bank adjusted IBIT
FY2013 Core Bank adjusted IBIT

Note: Figures may not add up due to rounding differences
(1) Core Bank-related litigation
(2) CtA related to Operational Excellence program / restructuring and other severances
(3) CVA (Credit Valuation Adjustment in CB&S): Adjustments made for mark-to-market movements related to mitigating hedges for Capital Requirements Regulation / Capital Requirements Directive 4 risk-weighted assets arising on CVA; DVA (Debt Valuation Adjustment in CB&S): Incorporating the impact of own credit risk in the fair value of derivative contracts; FVA (Funding Valuation Adjustment in CB&S, NCOU, C&A): Incorporating market-implied funding costs for uncollateralized derivative positions

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29 January 2015
financial transparency.
32

NCOU IBIT components
IBIT in EUR m, IFRS Assets and RWA data as of 31 Dec 2014

	FY2012	FY2013	FY2014	4Q2014	Quarterly performance / Outlook
Financial Portfolio (Assets 33 bn, RWA 57 bn)	(27)	(981)	(837)	(260)	— Performance driven by Credit / interest rates / commodity / CRE exposure. 4Q includes allocated costs of EUR ~110m — **Outlook:** Net IBIT primarily from provisions and Group cost allocations
Non-Financial Portfolio (Assets 6 bn, RWA 2 bn)	(286)	(326)	(50)	0	— Post BHF (Q1'14) / Cosmo (Q4'14) sale, primarily the operating results of Maher Terminals — **Outlook:** IBIT driven by Maher performance
De-risking activity	78	454	181	57	— Net result from de-risking activity; 4Q14 gains have offset 3Q14 losses — **Outlook:** De-risking to be net capital accretive in aggregate
Fade-Out & Resolution	(1,708)	(1,253)	(1,351)	(384)	— 4Q14 includes EUR ~100m cost of legacy Postbank liabilities, Maher impairment EUR ~200m and MtM on Trading assets from volatile market conditions — **Outlook:** Impact expected to reduce after 2015
Litigation	(992)	(1,296)	(796)	(104)	— YTD charges driven by US mortgage related matters — **Outlook:** Costs to continue until legacy matters are resolved
NCOU	**(2,935)**	**(3,402)**	**(2,851)**	**(690)**	

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4Q2014 results
29 January 2015

financial transparency.

33

NCOU: De-risking Milestones

Since June 2012

- Regulatory capital generation of EUR 4.8 bn has contributed a CET1 ratio benefit[1] of ~110 bps
- IFRS Assets reduced by ~EUR 100bn since June 2012, 39% reduction during 2014

4Q2014 Update

- Capital accretive reduction in monoline exposures
- Commodities business wind-down substantially complete
- Sale of The Cosmopolitan of Las Vegas closed

Outlook

- Pace of asset reduction from disposals to slow down, in line with previous guidance
- RWA volatility expected from model driven effects primarily in market and operational risk
- IBIT will be driven by litigation, cost allocations and the negative impact of liabilities

Size of Non-Core Operations Unit

IFRS assets, in EUR bn


~(72)%
~140
64
45
39
Jun 2012
Dec 2013
Sep 2014
Dec 2014

RWA fully loaded, in EUR bn


(58)%
142
59
60
59
Jun 2012
Dec 2013
Sep 2014
Dec 2014

Note: Figures may not add up due to rounding differences
(1) CRD4 fully loaded CET1 ratio on a post-tax basis (excluding litigation related expenses)

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34

NCOU: Asset Composition

Total IFRS assets Total IFRS assets

In EUR bn, as of 30 September 2014 In EUR bn, as of 31 December 2014

SCG IAS 39 SCG

AWM IAS 39 AWM reclassified assets reclassified assets 1.2 4.4 7.5 7.4 CI 0.7 1.0 5.6 CI

Other loans

7.1 2.3 1.6 Other loans PBC: Other 2.6 5.0 Monolines 4.0 Monolines 2.9 4.9 PBC: Other <1bn Credit Trading – PBC: Postbank <1bn Correlation Book non-core Credit Trading –5.1 Correlation Book 6.4 2.6 7.2 PBC: Postbank 2.5 non-core Other trading Other Other trading Other positions positions

EUR 45 bn

CB&S PBC CI AWM

Deutsche Bank 4Q2014 results financial transparency. Investor Relations 29 January 2015

CRD4 – Leverage Exposure

In EUR bn

1,526

Off-B/S 1,445 140 CDS notionals post offsetting 127

79 65 Positive market values 64 from derivatives post netting 72

64 234

64 Derivatives add-on

221

Securities financing transactions 190

152 Non-derivative 196 196 trading assets

250

Net loans 396 406

Cash and deposits with banks

100 84 Remaining assets and adjustments 127 123

30 Sep 2014 31 Dec 2014

Note: Figures may not add up due to rounding differences; NDTA, net loans, Cash and deposits with banks for the leverage exposure are based on the IFRS consolidation circle

Deutsche Bank 4Q2014 results financial transparency. Investor Relations 29 January 2015

CRD4 – Leverage Exposure and risk weighted assets

RWA(1) vs. Leverage Exposure

In EUR bn, as of 31 Dec 2014

327 327 1,445

Non-derivative 196 Market Risk RWA 64 69 trading assets

CVA 21

358

Derivatives(2) 60

406

Lending 119 Credit Risk RWA 241 Reverse repo / securities 152 borrowed

2 3

Cash and deposits 84 with banks 28 Off B/S(3) 127 Other 47

123

RWA RWA CRD4—Leverage Exposure

Note: Figures may not add up due to rounding differences; NDTA, Loans, Cash and deposits for the leverage exposure are based on the IFRS consolidation circle (1) RWA excludes Operational Risk RWA of EUR 67.1 bn (2) Excludes any related Market Risk RWA which has been fully allocated to non-derivatives trading assets (3) Lending commitments and contingent liabilities

Deutsche Bank 4Q2014 results financial transparency. Investor Relations 29 January 2015

Loan book

In EUR bn

400 393 401 411 387 382 386 393

43 19 18 NCOU 34 32 23 21

22 37 39 DeAWM 30 31 31 32 33 34

214 215 PBC 211 211 214 213 213 213

77 77 GTB 75 77 72 73 76 77 CB&S 41 40 39 40 42 48 53 62

31-Mar 30-Jun 30-Sep 31-Dec 31-Mar 30-Jun 30-Sep 31-Dec

2013 2014 Germany excl. Financial Institutions and Public Sector:

182 182 183 183 186 185 184 184

Note: Loan amounts are gross of allowances for loan losses. Figures may not add up due to rounding differences.

Deutsche Bank 4Q2014 results financial transparency. Investor Relations 29 January 2015

Composition of loan book and provisions by category
In EUR m, as of 31 Dec 2014

Composition of loan book and provisions by category

In EUR m	Core Bank (Dec 31, 2014)	Non-Core Operations Unit (Dec 31, 2014)	Total (Dec 31, 2014)	Provision for credit losses (4Q2014)	Further details
PBC Mortgages	150,462	6,637	157,099		low loan to value
Investment-Grade/Postbank non-retail	30,138	465	30,604		mostly German domiciled; partially hedged
GTB	77,334	0	77,334		highly diversified; mostly short-term
Deutsche AWM	38,676	622	39,298		mostly collateralized; liquid collateral
PBC small corporates/others	17,500	140	17,640		substantial collateral
Corporate Investments	0	33	33		highly collateralized; mostly short-term
Other non-CB&S	258	0	258		
Government collateralized / structured transactions	40	0	40		
Sub-Total lower risk bucket	**314,408**	**7,897**	**322,305**	**267**	
Asset Finance (DB sponsored conduits)	11,313	2,648	13,961		strong underlying asset quality
PBC consumer finance	19,775	412	20,188		high margin business
Collateralized/hedged structured transactions	17,972	3,422	21,394		substantial collateral/hedging
Sub-total moderate risk bucket	**49,061**	**6,482**	**55,543**	**87**	
Leveraged Finance	4,648	229	4,877		partially hedged; mostly senior secured
Commercial Real Estate	16,397	1,010	17,406		predominantly mortgage secured; diversified by asset type and location
Other	8,262	2,432	10,694		
Sub-total higher risk bucket	**29,307**	**3,670**	**32,977**	**14**	
Total loan book	**392,776**	**18,049**	**410,825**	**369**	

Note: Loan amounts are gross of allowances for loan losses. Figures may not add up due to rounding differences.

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39

Impaired loans(1)

Period-end, in EUR bn

Core Bank Non-Core Operations Unit Impaired loan ratio Deutsche Bank Group(3) Impaired loan ratio Core Bank(3)

12.0 10.3 3.1%

10.1 9.7 10.1 10.0

9.3 9.5 9.3

10.0 2.6%

3.7 3.4 3.3 3.3

8.0 3.2 3.5 2.9 2.8 2.1%

6.0 1.6% 4.0 1.1%

6.4 6.1 6.2 6.7 6.9 6.8 6.7 6.5

2.0 0.6%

- 0.1%

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q

2013 2014

0 0 -1 .00 . 0

Cov.Ratio(2) 48% 54% 54% 54% 51% 52% 54% 56% 5432

-2 9876 00 12 1110.

13 00

Note: Figures may not add up due to rounding differences

(1) IFRS impaired loans include loans which are individually impaired under IFRS, i.e. for which a specific loan loss allowance has been established, as well as loans collectively assessed for impairment which have been put on nonaccrual status (2) Total on-balance sheet allowances divided by IFRS impaired loans (excluding collateral); total on-balance sheet allowances include allowances for all loans individually impaired or collectively assessed (3) Impaired loans in % of total loan book

Deutsche Bank 4Q2014 results financial transparency. Investor Relations 29 January 2015

Value-at-Risk

DB Group, 99%, 1 day, in EUR m

Average VaR Stressed VaR(1)

EUR 1.6 bn Sales & Trading revenues EUR 1.9 bn

180 160 140 120 100 80 60 40 20

? 53? 54? 56? 50?46? 97? 108? 105? 108? 111 4Q2013 1Q2014 2Q2014 3Q2014 4Q2014

(1) Stressed Value-at-Risk is calculated on the same portfolio as VaR but uses a historical market data from a period of significant financial stress (i.e. characterized by high volatilities and extreme price movements)

Deutsche Bank 4Q2014 results financial transparency. Investor Relations 29 January 2015

Funding activities and profile

Funding cost and volume development

Issuance, in EUR bn



200
180
160
140
120
100
80
60
40
20
0
DB issuance spread, 4 week moving average, in bps
EUR 3.5 bn three tranche AT1 issue
USD 1.5 bn AT1 issue
6
7
3
3
9
16
11
8
1Q2013 2Q2013 3Q2013 4Q2013 1Q2014 2Q2014 3Q2014 4Q2014

- 2014 recap: Funding plan fully completed
- Raised EUR 44 bn at average spread of 45(1) bps, ca. 30 bps inside interpolated CDS and average tenor of 4.8 years
- 2015: funding plan of EUR 30 -35 bn, of which EUR 3.2 bn issued year-to-date

Funding profile well diversified

As of 31 December 2014



Financing Vehicles 1%
Secured Funding and Shorts 9%
Unsecured Wholesale 6%
Other Customers 8%
Transaction Banking 20%
Retail 33%
Capital Markets and Equity 23%
76% from most stable funding sources

Total: EUR 919 bn

- Total external funding decreased by EUR 64 bn(2) to EUR 919 bn (vs. EUR 984 bn as of Dec 2013)
- 76% of total funding from most stable sources (vs. 66% as of Dec 2013)
- Liquidity Reserves EUR 184 bn

(1) Over relevant floating index; AT1 instruments excluded from spread calculation
(2) EUR 54 bn increase in most stable sources being more than offset by EUR 118 bn reductions in less stable sources
Source: Deutsche Bank

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4Q2014 results
29 January 2015

financial transparency.

42

Number of shares

In million

Average used for EPS calculation End of period numbers

31 Dec 31 Dec 31 Dec FY2012 FY2013 FY2014 2012 2013 2014

Common shares issued (1) 974 1,037 1,236 974 1,069 1,379

Total shares in treasury(1) (9) (2) (2) 0 0 (0)

Common shares outstanding 965 1,034 1,234 974 1,069 1,379

Vested share awards(1) 14 11 8

Basic shares (denominator for basic EPS) 979 1,045 1,242

Dilution effect 26 28 28

Diluted shares (denominator for diluted EPS) 1,005 1,073 1,269

Note: Figures may not add up due to rounding differences

(1) The number of average basic and diluted shares outstanding has been adjusted for all periods in order to reflect the effect of the bonus element of subscription rights issued in June 2014 in connection with the capital increase. This adjustment factor is based on the theoretical price of a subscription right (ref. IAS 33.27/IAS

33.64/IAS 33.A.2) and amounts to 1.05

Deutsche Bank 4Q2014 results financial transparency. Investor Relations 29 January 2015

Client view invested assets – Deutsche AWM

In EUR bn

31 Dec 2014

31 Mar 30 Jun 30 Sep 31 Dec 31 Mar 30 Jun 30 Sep

31-Dec-14 vs 2013 2013 2013 2013 2014 2014 2014

30 Sep 2014

Retail 240 234 236 239 244 255 267 272 5 Institutional 446 433 416 404 403 406 432 449 17 Private Client 265 264 271 279 287 294 307 317 11

Deutsche AWM 950 930 923 923 934 955 1,006 1,039 33

Client view net new money – Deutsche AWM

In EUR bn

1Q2013 2Q2013 3Q2013 4Q2013 1Q2014 2Q2014 3Q2014 4Q2014 FY2014

Retail (1) (0) 0 (2) 4 4 7 2 17 Institutional 3 (3) (13) (11) (4) 2 5 6 9 Private Client 3 4 2 4 3 5 5 1 14

Deutsche AWM 5 1 (11) (9) 3 11 17 10 40

Note: Figures may not add up due to rounding differences

Deutsche Bank 4Q2014 results financial transparency. Investor Relations 29 January 2015

Regional invested assets – Deutsche AWM

In EUR bn

31 Dec 2014

31 Mar 30 Jun 30 Sep 31 Dec 31 Mar 30 Jun 30 Sep

31-Dec-14 vs 2013 2013 2013 2013 2014 2014 2014

30 Sep 2014

Americas 300 290 273 270 265 262 282 297 14 Asia-Pacific 67 64 65 67 70 75 85 86 1 EMEA (ex Germany) 237 231 235 245 250 262 272 280 7 Germany 346 346 350 341 349 355 366 376 10

DeAWM 950 930 923 923 934 955 1,006 1,039 33

Regional net new money – Deutsche AWM

In EUR bn

1Q2013 2Q2013 3Q2013 4Q2013 1Q2014 2Q2014 3Q2014 4Q2014 FY2014

Americas 0 (3) (9) (3) (1) 0 1 3 3 Asia-Pacific 0 1 2 2 2 3 5 (0) 11 EMEA (ex Germany) 3 (1) 1 (6) 4 8 7 5 23 Germany 1 4 (5) (2) (2) (1) 4 2 4 DeAWM 5 1 (11) (9) 3 11 17 10 40

Note: Figures may not add up due to rounding differences

Deutsche Bank 4Q2014 results financial transparency. Investor Relations 29 January 2015

Invested assets – PBC

In EUR bn

31 Dec 2014

31 Dec 2013 31 Mar 2014 30 Jun 2014 30 Sep 2014 31 Dec 2014 vs.

30 Sep 2014 Private & Business Clients 282 284 286 289 291 2

Investment & Insurance Products 146 149 153 154 156 1 Deposits excl. Sight Deposits 136 135 133 135 136 0 0 Memo: Sight Deposits 84 83 86 88 92 4

Note: Figures may not add up due to rounding differences

Deutsche Bank 4Q2014 results financial transparency. Investor Relations 29 January 2015

Group headcount

Full-time equivalents, at period end

31 Dec 2014

31 Dec 2012 31 Dec 2013 30 Sep 2014 31 Dec 2014 vs.

31 Dec 2013

CB&S 8,500 8,357 8,387 8,207 (150) PBC 37,899 37,890 38,396 38,054 165 GTB 4,312 4,087 4,124 4,139 52 AWM 6,473 6,137 5,947 6,001 (136) NCOU 1,626 1,542 267 252 (1,291) Infrastructure / Regional Management 39,409 40,242 40,641 41,485 1,243

Total 98,219 98,254 97,762 98,138 (117)

Deutsche Bank 4Q2014 results financial transparency. Investor Relations 29 January 2015

Cautionary statements

This presentation contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statementsare based on plans, estimates and projections as they are currentlyavailable to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk Management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form

20-F of 20 March 2014 under the heading “Risk Factors.” Copies of this document are readily available upon request or can be downloaded from www.db.com/ir.

Thispresentation also contains non-IFRS financial measures. For areconciliation to directly comparable figures reported under IFRS, to the extent such reconciliation is not provided in this presentation, refer to the 4Q2014 Financial Data Supplement, which is accompanying this presentation and available at www.db.com/ir.

Deutsche Bank 4Q2014 results financial transparency. Investor Relations 29 January 2015

48